FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2021

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Company

Corporate Tax ID (CNPJ/ME) No. 47.508.411/0001-56

Company Registry (NIRE): 35.300.089.901

MATERIAL FACT

Companhia Brasileira de Distribuição ("Company"), pursuant to Law No. 6.404, of December 15, 1976, as amended, and to the Brazilian Securities and Exchange Commission (“CVM”) No. 476, of January 16, 2009, as amended (“Brazilian Corporate Law” and “CVM Rule No. 476”, respectively), hereby informs its shareholders and the market in general that the Company’s Board of Directors has approved the eighteenth (18th) issuance of unsecured simple debentures, not convertible into shares, in up to two (2) series of the Company, with maturity term of five (5) and seven (7) years, in the total amount of one billion and five hundred million Brazilian reais (BRL 1,500,000,000.00) (“Issuance” and “Debentures”, respectively), for public distribution, with restricted distribution efforts, under the terms of CVM Rule No. 476, (“Restricted Offering”).

The Debentures shall be subject to the Restricted Offering directed exclusively to Professional Investors, as set forth in article 9-A, of CVM Rule No. 539, of November 13, 2013, as amended (“CVM Rule No. 539”). The Restricted Offering will be offered to, at most, seventy-five (75) professional investors, and the subscription or acquisition is authorized for at most fifty (50) professional investors.

The structuring of the Restricted Offering and the distribution of the Debentures will be conducted by a group of financial institutions that are part of the securities distribution system.

The Restricted Offering is automatically dismissed from the registration of public distribution by CVM, under the terms of article 6 of CVM Rule No. 476.

The terms and conditions of the Restricted Offering and the Debentures are defined in the Issuance’s Indenture (“Indenture”).

The funds raised through the Restricted Offering shall be used by the Company for working capital increase and/or extension of the debt profile.

The Minutes of the Board of Director’s Meeting that has approved the terms and conditions of the Issuance, as set forth in article 59, paragraph 1st of the Brazilian Corporate Law, as well as the Indenture, are available in Company’s website (https://gpari.com.br/), in CVM’s website (www.gov.br/cvm/pt-br) and in B3’s website (www.b3.com.br).

This Material Fact is only for informative purpose, as set forth in the prevailing legislation and shall not be interpreted as selling and/or disclosure efforts of the Debentures.

The Company will keep its Shareholders and the market in general informed about any new material facts related to the Issuance.

São Paulo, May 05, 2021.

_________________________

Isabela Cadenassi

Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 5, 2021	By: /s/ Jorge Faiçal
	Name:	Jorge Faiçal
	Title:	Chief Executive Officer

By: /s/ Isabela Cadenassi
	Name:	Isabela Cadenassi
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.